UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition

December 31, 2015
(Amounts in Thousands of Dollars)

1. Organization

UBS Financial Services Inc. ("UBSFSI") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), a futures commission merchant with the Commodity Futures Trading Commission ("CFTC") and the National Futures Association and is a member of various exchanges and the Financial Industry Regulatory Authority ("FINRA"). The Company's business activities include securities and commodities brokerage, investment advisory and asset management services to serve the investment, cash management, financial planning and borrowing needs of individual and institutional clients.

UBSFSI is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which is a wholly owned subsidiary of UBS Americas Holding LLC ("IHC"). During 2015, the Federal Reserve Bank required Foreign Banking Organizations to establish an Intermediate Holding Company to hold all ownership interest in subsidiaries within the United States. IHC is a wholly owned subsidiary of UBS AG ("UBS") which is a wholly owned subsidiary of UBS Group AG. UBS Group AG was established as the holding company of UBS in response to evolving regulatory requirements.

2. Summary of Significant Accounting Policies

Principles of Consolidation and Basis of Presentation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiaries (collectively, the "Company"), the largest of which is UBS Financial Services Incorporated of Puerto Rico ("UBSFSIPR"). All material intercompany balances and transactions have been eliminated.

The Company consolidates entities in which the Company has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity or a variable interest entity ("VIE"). At December 31, 2015 the Company does not have variable interests in VIE's where the Company has determined it is the primary beneficiary.

The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make judgments and assumptions that affect the amounts reported in the consolidated statement of financial condition and accompanying notes. Actual results could differ from those estimates.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Management makes estimates regarding valuations of certain assets and liabilities, the outcome of litigation, the carrying amount of goodwill and other intangible assets, certain accruals and other matters that affect the reported amounts and disclosures in the Company's consolidated statement of financial condition.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, with an original maturity of three months or less when purchased. At December 31, 2015, the Company had cash equivalents of $9,653 in demand deposit accounts at cost, which approximates fair value.

Financial Instruments

Financial instruments owned and financial instruments sold, not yet purchased, are recorded on a trade date basis at fair value. Fair value is determined by quoted market prices, when available. If quoted market prices are not available, fair value is determined using pricing models which incorporate management's best estimates of critical assumptions, which take into account time value, volatility and other factors underlying the securities.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 820, "Fair Value Measurements" ("ASC 820"), defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques, as specified by ASC 820, are used to measure fair value.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

The Company's fair value and valuation model governance structure includes numerous controls and procedural safeguards that are intended to maximize the quality of fair value measurements reported in the consolidated statement of financial condition. In carrying out valuation responsibilities, the businesses are required to consider the availability and quality of external market information and to provide justification and rationale for their fair value estimates. Independent price verification of financial instruments measured at fair value is undertaken by the Company's valuation control group. The objective of the independent price verification process is to independently corroborate the business's estimates of fair value against observable market information. By benchmarking the business's fair value estimates with observable market information, the degree of valuation uncertainty embedded in these measurements can be assessed and managed as required in the governance framework. As a result of the valuation controls employed, valuation adjustments may be made to the business's estimate of fair value.

All financial instruments at fair value are categorized into one of three fair value hierarchy levels, based upon the lowest level input that is significant to the financial instrument's fair value measurement in its entirety:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets or liabilities

Level 2: Valuation techniques for which all significant inputs are market observable, either directly or indirectly.

Level 3: Valuation techniques which include significant inputs that are not based on observable market data.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

The following is a description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value:

U.S. Government securities and agency obligations: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances. Agency obligations are comprised of agency-issued debt. Non-callable agency-issued debt securities are generally valued using quoted market prices. Callable agency-issued debt securities are valued by benchmarking model-derived prices to quoted market prices and trade data for identical or comparable securities.

Equities: Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Mutual funds: Mutual funds are generally valued using quoted market prices or other observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

Corporate debt obligations: Corporate bonds are priced at fair market value, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

State and municipal obligations: These securities are comprised of bonds issued by states and municipalities. These financial instruments are priced at market levels, which are based on recent trades or broker and dealer quotes.

Certificates of deposit and money market funds: These financial instruments have short and long term maturities and carry interest rates that approximate market. Certificates of deposit are valued at amortized cost plus interest which approximates fair value.

Mortgage-backed obligations: Mortgage-backed obligations represent agency mortgage pass-through pool securities and collateralized mortgage obligations ("CMO"). Pass-through pools are valued using quoted and/or traded market prices or prices on comparable securities after considering collateral characteristics, historical performance and also pricing benchmark securities. Agency CMOs are structured deals backed by specific pool collateral and are valued

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

based on available trades, market comparable securities, and fundamental methods of valuation. Both asset classes require a view around forward interest rates, prepayments and other macro variables.

Substantially all of the Company's other financial instruments are carried at fair value amounts approximating fair value. Assets, including securities segregated for regulatory purposes, resale agreements and certain receivables, are carried at fair value or contracted amounts which approximate fair value. Similarly, liabilities, including repurchase agreements, certain payables and subordinated liabilities are carried at fair value or contractual amounts approximating fair value.

Collateralized Securities Transactions

Securities purchased under agreements to resell ("resale agreements") and securities sold under agreements to repurchase ("repurchase agreements"), principally U.S. Government securities, are accounted for as financing transactions and are recorded at their contractual amounts, plus accrued interest. It is Company policy to obtain collateral in the form of securities, which has a fair value in excess of the original principal amount loaned or borrowed. The Company considers the valuation of these resale and repurchase agreements as Level 1 and Level 2 in the fair value hierarchy. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements.

Principal Transactions

When acting as a principal, the Company enters into a transaction in its own name and for its own account. As a principal, the Company has beneficial ownership of and legal title to the assets. Transactions in which securities flow through the Company's inventory are considered principal transactions. The Company assumes both credit risk and market risk from the inception of the transaction.

2. Summary of Significant Accounting Policies (continued)

Depreciation and Amortization

The Company depreciates office and other equipment using the straight-line method over estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the remaining term of the lease.

Income Taxes

The Company is included in the consolidated federal income tax return and certain combined state and local tax returns of UBS Americas. In addition, the Company files stand-alone returns in other state, local, and foreign jurisdictions. Federal, state, local and foreign taxes are provided for on a separate return basis.

In accordance with the provisions of FASB ASC 740, "Income Taxes" ("ASC 740"), deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to be in effect during the year in which the basis differences reverse. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

ASC 740 also sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is greater than 50% likely to be realized.

Tax Benefits Associated With Share-Based Compensation

FASB ASC 718, "Share-Based Payment" ("ASC 718"), states that, if upon settlement of share-based compensation, the tax deduction related to share-based compensation exceeds the cumulative compensation cost that the Company had recognized in the financial statements; the tax benefit associated with any excess deduction is considered a "windfall" and recognized in stockholders' equity as additional paid in capital ("APIC"). However, an entity may not realize windfall tax benefits through APIC until such time as that benefit is realized as a reduction in the Company's actual taxes paid on its filed tax return. The Company's taxable income for the current year does not include an excess deduction and accordingly, there is no limitation.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of net identifiable assets of the acquired entity at the date of acquisition. Goodwill is not amortized but is tested, at least, annually for impairment in accordance with FASB ASC 350 "Intangibles – Goodwill and Other". The Company initially performs a qualitative analysis to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under this option, there is no requirement to calculate the fair value of a reporting unit unless it is determined, based on that qualitative assessment, that it is more-likely-than-not that the fair value is less than its carrying amount for a reporting unit. If the carrying value exceeds fair value, there is an indication of impairment and the second step is performed to measure the amount of impairment.

At December 31, 2015, the Company had goodwill of $553,158 resulting primarily from the acquisitions of Piper Jaffrey Companies and McDonald Investments in September 2006 and February 2007, respectively.

Intangible assets consist primarily of customer relationships arising from business combinations. Intangible assets are recorded at cost, which represents the fair value of the acquired intangible assets at the date of acquisition. The Company's intangible assets are amortized over 10 years. At December 31, 2015 the Company held $12,417 of intangible assets, net of accumulated amortization of $137,088. The remaining balance of intangible assets will be amortized in the next year. The Company tests intangible assets, at least annually, for impairment by assessing whether the carrying value of the definite life intangible exceed the fair value of the asset, based upon its future expected cash flows.

Loans and Allowance for Loan Losses

The Company reports loans at the outstanding principal amount, adjusted for any charge offs or allowances for loan losses. The carrying value of variable-rate security based loans approximate fair value as the loans re-price daily and there is no stated maturity date. The Company considers the valuation of these loans as Level 3 in the fair value hierarchy.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

Any allowance for loan losses represents the Company's estimate of losses inherent in the loan portfolio as of the balance sheet date. The Company's exposure to credit risk associated with its loans is measured on an individual customer basis. All loans are subject to the Company's credit review and monitoring procedures.

Security values collateralizing the loans are monitored on a daily basis. If the collateral value drops below the minimum required levels, a maintenance call is issued. The borrower must satisfy the call by providing additional securities or by paying down the loan. If the borrower does not satisfy the call, the Company may liquidate collateral to achieve required levels of collateralizations. Significant market volatility could have a negative impact on the borrower's ability to satisfy the call or the Company's ability to liquidate collateral. To limit the Company's credit risk exposure, the credit facilities are uncommitted.

Loans are evaluated for impairment in accordance with FASB ASC 310, "Receivables". A loan is determined to be impaired when it is probable, based on current information and events, that the Company will not be able to collect all the principal and interest due under the contractual terms of the loan. If a loan is considered impaired, the Company measures the amount of impairment based on the fair value of the collateral. Loans are generally placed on non-accrual status when scheduled payments of principal or interest are 90 days or more past due. Any accrued interest receivable related to a loan that is placed on non-accrual status is reversed with a corresponding reduction to interest income. Payments received while a loan is on non-accrual status are recorded as a reduction of principal. If the borrower has demonstrated over a period of time, the ability to make periodic interest and principal payments as scheduled, the loan can be returned to accrual status.

Accounting Developments

In June 2014, the FASB issued ASU No. 2014-11, Transfers and Servicing (ASC 860), "Repurchase-to-Maturity Transactions, Repurchase Financings, and Disclosures" ("ASU No. 2014-11"). This amendment requires that repurchase-to-maturity transactions be accounted for as secured borrowings and requires separate accounting for a transfer of a financial asset executed contemporaneously with a repurchase agreement with the same counterparty which will result in secured borrowing accounting for the repurchase agreement. This amendment also requires additional disclosures for repurchase agreements, securities lending transactions, and repurchase-to-maturity transactions that are accounted for as secured borrowings. This amendment is effective for fiscal years beginning after December 15, 2014. The Company has adopted ASU

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

No. 2014-11 as of January 1, 2015 and has included the required additional disclosures in its consolidated statement of financial condition as of December 31, 2015 (Note 4).

In June 2014, the FASB issued ASU 2014-12, Compensation - Stock Compensation (ASC 718), "Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period" ("ASU No. 2014-12"). This amendment requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2014-12 will have on the Company's consolidated statement of financial condition.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic ASC 205-40) ("ASU No. 2014-15"). This amendment requires management to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and, if so, to disclose that fact. Management will also be required to evaluate and disclose whether it plans to alleviate that doubt. This amendment is effective for fiscal years ending after December 15, 2016. Commencing in fiscal year 2016, the Company will perform an analysis and make disclosures as required. The Company does not expect that the adoption of ASU No. 2014-15 will have a material impact on the Company's consolidated statement of financial condition.

In February 2015, the FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis ("ASU 2015-02"). This amendment is intended to improve targeted areas of consolidation guidance for legal entities such as limited partnerships, limited liability corporations, etc. In addition to reducing the number of consolidation models from four to two, the new standard improves current generally accepted accounting principles by (i) placing more emphasis on risk of loss when determining a controlling financial interest (ii) reducing the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity (VIE) and (iii) changing consolidation conclusions for public and private companies in several industries that typically make use of limited partnerships or VIEs. This amendment is effective for fiscal years beginning after December 15, 2015. The Company is currently assessing the impact that ASU No. 2015-02 will have on the Company's consolidated statement of financial condition.

(Amounts in Thousands of Dollars)

2. Summary of Significant Accounting Policies (continued)

In January 2016 the FASB issued ASU 2016-01, Financial Instruments —Overall (Subtopic 825-10) Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-1"). The amendment is intended to improve the recognition and measurement of financial instruments. This amendment is effective for fiscal years beginning after December 15, 2017. The Company is currently assessing the impact that ASU No. 2016-01 will have on the Company's consolidated statement of financial condition.

3. Fair Value Measurement

At December 31, 2015, financial instruments recorded at fair value, consisted of the following:

	Level 1	Level 2	Level 3	Total
Financial instruments owned				
U.S. Government securities and agency obligations	$63,535	$6,110	$–	$69,645
Equities	1,675	1,404		3,079
Mutual funds	1,420	138,072	4,505	143,997
Corporate debt obligations	–	63,219	–	63,219
State and municipal obligations	–	179,333	–	179,333
Certificates of deposit and money market funds	26,900	15,348	-	42,248
Mortgage-backed obligations		9,047	50	9,097
Total	$ 93,530	$412,533	$ 4,555	$ 510,618
Financial instruments sold, not yet purchased				
U.S. Government securities and agency obligations	$11,110	$ 30	$ –	$ 11,140
Equities	532	150	–	682
Corporate debt obligations	–	49,345	–	49,345
State and municipal obligations	–	892	–	892
Mutual funds	1,346	-	-	1,346
Certificates of deposit and money market funds	–	679	–	679
Mortgage-backed obligations	–	155	–	155
Total	$ 12,988	$ 51,251	$	$ 64,239

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

Financial instruments sold, not yet purchased, at fair value represents obligations of the Company to deliver the specified securities at contracted prices and, thereby, requires the Company to purchase the securities in the market at prevailing prices. The Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the consolidated statement of financial condition.

During the year ended December 31, 2015, the Company transferred $122,015 of mutual fund securities owned, at fair value from Level 1 to Level 2 of the valuation hierarchy given less-active markets. There were no transfers of securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy during the year.

The Company is the primary liquidity provider in the market for a number of closed-end mutual funds ("Funds") invested in Puerto Rico municipal securities. These Funds use leverage, which is currently provided through repurchase agreements between the Funds and UBSFSIPR. Since 2013, the Puerto Rico market has experienced a downturn and liquidity issues became prevalent with the Funds. The fair value of these Funds is based on valuation techniques for which significant inputs are not based on observable market data.

The following table provides information on the valuation techniques, significant unobservable inputs and the range of values for those inputs for financial instruments owned, at fair value, and financial instruments sold, not yet purchased, at fair value, categorized as Level 3 of the fair value hierarchy at December 31, 2015. The range of values presented in the below table is representative of the highest and lowest level of input used to value the significant instruments within each category. The disclosure below also includes qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

3. Fair Value Measurement (continued)

	Financial Instruments Owned	Financial Instruments Sold, Not Yet Purchased	Valuation Technique(s)	Significant Unobservable Inputs/ Sensitivity	Range of Input Values
Mutual funds	$4,505	$	Market Comparables	Price	$ 0.72- $8.23
Mortgage backed securities	$ 50	$	Market Comparables	Price	$ 100

Fair Value of Collateral

In the normal course of business, the Company has margin securities and obtains securities under agreements to resell and securities borrowed on terms which permit it to repledge or resell the securities to others. At December 31, 2015, the Company obtained and had available securities with a fair value of approximately $8,292,668 on such terms, of which approximately $2,092,008 have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy commitments under short sales.

4. Collateralized Transactions

The Company enters into reverse repurchase agreements, repurchase agreements, securities borrowed and securities loaned transactions to, among other things, acquire securities to cover short positions and settle other securities obligations, to accommodate customers' needs and for the Company's financing transactions.

The Company manages credit exposure arising from collateralized transactions by, in appropriate circumstances, entering into master netting agreements and collateral agreements with counterparties that provide the Company, in the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), with the right to net a counterparty's rights and obligations under such agreement and liquidate and set off collateral held by the Company against the net amount owed by the counterparty. The Company may net certain repurchase agreements and resale agreements when the requirements of FASB ASC 210-20-45-11 "Balance Sheet – Offsetting: Repurchase and Reverse Repurchase Agreements" are met. At December 31, 2015, the Company did not net any repurchase and resale agreements.

(Amounts in Thousands of Dollars)

4. Collateralized Transactions (continued)

The risk related to a decline in the market value of collateral (pledged or received) is managed by setting appropriate market-based haircuts. On a daily basis, the Company monitors the fair value of the securities purchased and sold under these agreements. Should the fair value of the securities purchased decline, or the fair value of securities sold increase, additional collateral is requested or excess collateral is returned when deemed appropriate to maintain contractual margin protection.

Securities borrowed and securities loaned transactions are recorded at the amount of cash collateral advanced or received in connection with the transaction. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral. The initial collateral advanced or received has a fair value equal to or greater than the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral or returns excess collateral, as appropriate.

Secured Financing Transactions-Maturities and Collateral Pledged

The following tables present gross obligations, prior to any netting as shown in Note 11, for repurchase agreements and securities loaned transactions by remaining contractual maturity and class of collateral pledged.

	Remaining Contractual Maturity				
	Overnight and Open	**Less than 30 days**	**30-90 days**	**Over 90 days**	**Total**
Securities sold under agreement to repurchase	80,000	39,253	-	-	119,253
Securities Loaned	611,970				611,970
Total	$691,970	$39,253	$		$ 731,223

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

4. Collateralized Transactions (continued)

Secured Financing by the Class of Collateral Pledged

Securities sold under agreement to repurchase

U.S. Government securities and agency obligations	119,253
Total	$ 119,253

Securities Loaned

Equities	611,970
Total	$ 611,970

The Company does not have any transactions accounted for as a sale that results in the Company retaining substantially all of the exposure to the economic returns of the transferred asset.

5. Loans Receivable and Allowance for Loan Losses

In December 2013, the Company purchased a portfolio of non-purpose loans at fair value from UBS Bank USA ("UBS BUSA"). The balance of these loans receivable as of December 31, 2015 is $173,644. The loans are primarily demand facilities with variable interest rates and are fully secured by cash and client securities, a portion of which includes Puerto Rico closed-end funds and Puerto Rico municipal securities.

As of December 31, 2015, there was no allowance for loan losses and no loans identified as impaired.

6. Cash and Securities Segregated and On Deposit for Federal and Other Regulations

The Company is required to segregate cash in a special reserve bank account for the exclusive benefit of customers under SEC Rule 15c3-3 (the "Customer Protection Rule"). The Company also performs a separate computation for assets in the proprietary accounts of broker -dealers ("PAB") in accordance with the Customer Protection Rule. At December 31, 2015, the Company included $274,864 in cash and $2,393,031 of qualified securities in cash and securities segregated and on deposit for federal and other regulations.

Included in receivable from brokers, dealers and clearing organizations on the consolidated statement of financial condition is $28,629 in net liquidating equity segregated pursuant to Section 4d(a)(2) of the Commodity Exchange Act and Regulation 30.7 of the CFTC.

(Amounts in Thousands of Dollars)

7. Receivables From and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2015, consist of the following:

Receivables from brokers, dealers and clearing organizations:	
Securities failed to deliver	$ 39,009
Receivables from money market funds	857,876
Receivables related to commodities clearing activity	32,197
Receivables from clearing organizations	69,398
Other	13,820
Total	$ 1,012,300
Payables to brokers, dealers and clearing organizations:	
Securities failed to receive	$ 144,984
Pending trades	9,030
Other	9,759
Total	$ 163,773

8. Receivables from and Payables to Clients

Receivables from and payables to clients include amounts due on cash and margin transactions. Clients' securities and commodities transactions are recorded on a settlement date basis. Securities owned by clients, including those that collateralize margin or similar transactions, are not reflected on the consolidated statement of financial condition.

9. Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. At December 31, 2015, the consolidated statement of financial condition included the following balances with affiliates:

Assets	
Cash and cash equivalents	$ 827,556
Cash and securities segregated and on deposit for federal and other regulations	2,499,756
Securities purchased under agreements to resell	1,633,125
Securities borrowed	738,052
Receivables from brokers, dealers and clearing organizations	6,576
Receivables from affiliated companies	101,756

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

9. Related-Party Transactions (continued)

Liabilities

Securities sold under agreements to repurchase	$	18,155
Securities loaned		611,970
Payables to brokers, dealers and clearing organizations		894
Payables to affiliated companies		377,062
Subordinated liabilities (Note 10)		1,930,000

Cash and securities segregated and on deposit for federal and other regulations includes $2,390 of collateral obtained from an affiliate and held on deposit with a third party.

A substantial portion of the payable to affiliated companies represents amounts due to UBS AG Stamford Branch which facilitates the funding between the Company and its affiliates.

Service Level Agreements

UBSFSI has agreements with UBS AG, New York Branch (the "Branch"), UBS Securities LLC ("UBSS LLC") and other affiliated entities.

Pursuant to service level arrangements, the Company receives services from and provides services to affiliates. The significant arrangements where the Company receives or provides such support services includes arrangements with UBS BUSA, UBSS LLC, UBS AG Stamford Branch and the Branch. The Company provides administrative and other support services to UBS BUSA. The Company receives services from UBSS LLC, UBS AG, UBS BUSA, the Branch and other affiliates for operational support services and securities research services. The Company receives services from UBS related to the administration of certain compensation plans. The agreement with UBS AG Stamford Branch also pertains to administrative services, primarily for technology services, including personnel and facilities. Pursuant to agreements, UBSS LLC provides certain clearance and settlement functions for the Company, primarily with respect to US government and agency instruments.

In the normal course of business, the Company enters into resale and repurchase agreements and securities lending transactions with UBSS LLC in order to facilitate client transactions and to meet its short-term financing needs. UBSS LLC also serves as counterparty to all resale and

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

9. Related-Party Transactions (continued)

repurchase agreements whereby the Company has entered into equal and offsetting agreements with independent third parties.

Pursuant to service level agreements, assignments and subleases, the Company transacts with UBS and certain other affiliates who have either entered into various non-cancelable operating lease agreements on the Company's behalf or in which the Company has entered into similar agreements on behalf of its affiliates.

Certain employees of the Company have been issued loans by an affiliate as part of the Company's compensation programs related to employee recruiting and retention (see Note 15).

Retail clients of UBSFSIPR are introduced to UBSFSI on a fully disclosed basis. The Company has a fully disclosed clearing agreement with UBSFSIPR pursuant to which UBSFSI provides certain clearing and related functions. Under this arrangement, UBSFSI assumes the physical custody of, and conducts the brokerage settlement activities for accounts of UBSFSIPR and its clients.

10. Subordinated Liabilities

At December 31, 2015, subordinated borrowings and total credit facilities with UBS Americas consisted of the following:

	Maturity	Amount Outstanding	Total Credit Facility
Revolving subordinated loan	3/31/2020	$ 950,000	$ 1,500,000
Subordinated term loan	7/31/2016	200,000	200,000
Subordinated term loan	7/31/2016	400,000	400,000
Revolving subordinated loan	3/31/2018	230,000	450,000
Subordinated term loan	12/31/2018	150,000	150,000
		$ 1,930,000	$ 2,700,000

Loans bear interest either at a rate based upon USD overnight LIBOR as posted daily by the ICE Benchmark Administration ("IBA") or at a fixed rate.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

10. Subordinated Liabilities (continued)

These loans are subordinated to claims of general creditors, are covered by agreements approved by FINRA and other regulatory authorities, and are included by the Company for purposes of computing net capital under the SEC Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, these loans may not be repaid unless first approved by FINRA.

11. Risk Management

All financial transactions involve varying degrees of market, operational and credit risk. The Company monitors its exposure to these risks on a daily basis and through a variety of financial, operational and credit exposure reporting tools and control procedures.

Market Risk

Market risk is the risk of loss from changes in market variables. There are two broad categories of changes: general market risk factors driven by macroeconomic, geopolitical and other market-wide considerations and market risk factors that are specific to individual companies or entities.

General market risk factors include interest rates, level of equity market indices, foreign currency exchange rates and other factors. Market risk factors that are specific to individual companies or entities cannot be explained by general market moves. In the normal course of business the Company is exposed to general and specific market risks related to its trading activities and some non-trading businesses are also subject to market risk.

The Company has two major portfolio measures to monitor market risk: Value at Risk and Stress Loss. The two major portfolio measures are complemented by concentration and other supplementary limits on portfolios, sub-portfolios or asset classes. The senior management of each relevant business area is responsible for reviewing trading and non-trading positions, exposures, profits and losses, and trading strategies. The Company has a risk control group which reviews the Company's risk profile and independently monitors development in trading and non-trading portfolios according to established limits. The risk control group also reviews trading positions and economic hedging strategies, performs market risk modeling and aids in setting risk policies of the Company.

11. Risk Management (continued)

Operational Risk

Operational risk is the risk resulting from inadequate or failed internal processes, people and systems, or from external causes (e.g., deliberate, accidental or natural).

Events may be direct financial losses or indirect in the form of revenue forgone as a result of business suspension. They may also result in damage to the Company's reputation and franchise, which have longer term financial consequences.

Operational risk is an inevitable consequence of being in business, and managing operational risk is a core element of the Company's business activities. It is not possible to eliminate every source of operational risk, but the Company's aim is to provide a framework that supports the identification and assessment of all material operational risks and their potential concentrations in order to achieve an appropriate balance between risk and return.

A comprehensive operational risk taxonomy is established that defines the universe of inherent material operational risks which arise as a consequence of business activities. This enables a common understanding and provides a standard and consistent categorization of operational risks across all business divisions. The aggregated impact of control deficiencies and the adequacy of remediation efforts are assessed by Operational Risk Control for all relevant operational risk taxonomy categories as part of the operational risk assessment process. This front-to-back process, complemented by internal subject matter expertise, provides a transparent assessment of the current operational risk exposure against agreed risk appetite statements and measures.

Significant control deficiencies that surface during the internal control and operational risk assessment processes must be reported in the operational risk inventory and sustainable remediation must be initiated.

Credit Risk

Credit risk is the risk of financial loss resulting from failure by a client or counterparty to meet its contractual obligations to the Company. This can be caused by factors directly related to the counterparty or from failures in the settlement process. It can also be triggered by economic or political factors in the country in which the counterparty is based or where it has substantial assets. Counterparties to the Company's financing activities are primarily affiliates, other financial institutions, including banks, brokers and dealers, investment funds and insurance

11. Risk Management (continued)

companies, individuals and non-financial operating entities. Credit losses could arise should counterparties fail to perform and the value of any collateral held prove inadequate due to market conditions.

The Company manages credit risk by monitoring net exposure to individual counterparties on a daily basis, monitoring credit limits and requiring additional collateral where appropriate.

Client transactions are entered on either a cash or margin basis. In a margin transaction, the Company extends credit to a client, using the securities purchased and/or other securities held on behalf of the client, as collateral for amounts loaned. Amounts loaned are limited by margin regulations of the Federal Reserve Board and other regulatory authorities and are subject to the Company's credit review and daily monitoring procedures. Market declines could, however, reduce the value of any collateral below the principal amount loaned, plus accrued interest, before the collateral can be sold.

Client transactions include positions in written options, financial instruments sold, not yet purchased and commodities and financial futures. The risk to the Company's clients in these transactions can be substantial, principally due to price volatility which can reduce the clients' ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company and margin deposits are insufficient to cover outstanding liabilities, the Company may take action as appropriate.

Client trades are recorded on a settlement date basis. Should either the client or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2015 were settled without material adverse effect on the consolidated statement of financial condition, taken as a whole.

Receivables and payables with brokers and dealers, agreements to resell and repurchase securities, and securities borrowed and loaned are generally collateralized by cash, U.S. Government and Commonwealth of Puerto Rico Government, and agency securities. Additional collateral is requested when considered necessary. The Company may pledge clients' margin securities as collateral in support of securities loaned and bank loans, as well as to satisfy margin requirements at clearing organizations. For margin loans, the amounts loaned or pledged are limited to the extent permitted by applicable margin regulations. Should the counterparty fail to return the clients' securities, the Company may be required to replace them at prevailing market

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

prices. At December 31, 2015, the market value of securities loaned to other brokers approximated the amounts due or collateral obtained.

The Company has direct exposure to Puerto Rico municipal securities and closed-end funds arising from its secondary market activities, which was $5,200 at December 31, 2015. In addition, securities-backed lending facilities, including purpose and non-purpose loans, provided by the Company to its customers and repurchase agreements with institutional clients are, in part, collateralized by Puerto Rico municipal securities and closed-end funds primarily invested in Puerto Rico municipal securities. This collateral is subject to lending value haircuts and daily margining.

During 2015, Standard and Poor's further downgraded its rating on Puerto Rico general obligation bonds, which are issued or guaranteed by the Puerto Rico government, as well as those issued by the Sales Tax Financing Corporation based on concerns about deterioration in Puerto Rico's economy. Moody's Investors Service, Inc. also lowered the ratings it assigns to Puerto Rico debt, based on continued revenue shortfalls which may deplete Puerto Rico's limited liquidity and ability to manage substantial growth in debt payments. These downgrades are relevant to the Company to the extent its clients have leverage portfolios that hold Puerto Rico debt and/or Puerto Rico closed end funds that are sole-managed and co-managed by an affiliate. In June 2015, Puerto Rico's Governor stated that the Commonwealth was unable to meet its obligations. In early January 2016, the Puerto Rico government defaulted on two debt instruments. As a result of these events, the Company increased maintenance requirements which increased margin calls and subsequently eliminated lending values for most Puerto Rico municipal securities and closed-end funds.

The total lending exposure against Puerto Rico municipal securities and closed-end fund collateral at December 31, 2015 was $51,600. The underlying collateral had a market value of $406,000 at December 31, 2015. For a significant number of these loans, the Company has recourse to the borrower.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

11. Risk Management (continued)

The following table presents information regarding the offsetting of financial assets and financial liabilities:

	Gross Amounts	Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts not offset in the Statement of Financial Condition		Net Amount
				Financial Instruments	Collateral	
Financial assets						
Securities borrowed	$ 738,052	$ –	$ 738,052	$ –	$ 738,465	$ (413)
Securities purchased under agreements to resell [1]	1,976,936	–	1,976,936	–	2,025,533	(48,597)
Financial liabilities						
Securities loaned	611,970	–	611,970	–	605,593	6,377
Securities sold under agreements to repurchase	119,253	–	119,253	–	127,509	(8,256)

(1) Balance excludes $2,390 in securities purchased under agreements to resell that are segregated pursuant to the Customer Protection Rule and are included in cash and securities segregated and on deposit for federal and other regulations on the consolidated statement of financial condition.

12. Commitments and Contingencies

Leases

The Company leases office space and equipment under non-cancelable operating and capital lease agreements, which expire at various dates through 2028. A capital lease liability of $7,357 is included in other liabilities and accrued expenses in the consolidated statement of financial condition.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

12. Commitments and Contingencies (continued)

The aggregate minimum future payments required by operating leases with initial or remaining lease terms exceeding one year, were as follows:

	Total Rent Payments	Total Sublease Receipts
2016	$ 174,434	$ 33,986
2017	164,033	29,609
2018	146,164	22,585
2019	135,753	10,881
2020	124,184	11,116
2021 and thereafter	426,413	34,244
	$ 1,170,981	$ 142,421

Rentals are subject to periodic escalation charges and do not include amounts payable for insurance, taxes and maintenance. In addition, minimum payments have not been reduced by future sublease rental income.

As of December 31, 2015, the Company had an onerous lease provision of $176,330 which is included in other liabilities and accrued expenses in the consolidated statement of financial condition. The Company had determined that it would not occupy the space prior to the lease expiration in 2023.

Legal Proceedings

The Company operates in a legal and regulatory environment that exposes it to significant litigation risks and similar risks arising from disputes and regulatory proceedings. As a result, the Company is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

12. Commitments and Contingencies (continued)

Such matters are subject to many uncertainties, and the outcome is often difficult to predict, particularly in the earlier stages of a case. There are situations where the Company may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Company believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Company makes provisions for cases brought against it when, in the opinion of management after seeking legal advice, it is probable that a liability exists, and the amount can be reliably estimated. Such provision would be included in the other liabilities and accrued expenses on the consolidated statement of financial condition. If any of those conditions are not met, such matters result in contingent liabilities.

It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, which have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from the class of litigation, regulatory and similar matters, we can confirm that we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

In addition to the matters mentioned below, the Company is involved in litigation as well as regulatory matters arising in the normal course of business. In the opinion of management, after consultation with legal counsel, the ultimate resolution of such litigation will not have a materially adverse effect on the Company's financial position.

Puerto Rico Matters

Declines since August 2013 in the market prices of Puerto Rico municipal bonds and the Funds that are sole-managed and co-managed by UBS Trust Co. of Puerto Rico ("UBS Trust of PR") and distributed by UBSFSIPR have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of $1,500,000 of which claims with aggregate claimed damages of $322,000 have been resolved through settlements or arbitrations. The claims are filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds

(Amounts in Thousands of Dollars)

12. Commitments and Contingencies (continued)

and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against UBSFSI, UBSFSIPR and UBS Trust of PR and current and certain former directors of the Funds, alleging hundreds of millions in losses in the Funds. In 2015, defendants' motion to dismiss was denied. Defendants are seeking leave to appeal that ruling to the Puerto Rico Supreme Court. In 2014, a federal class action complaint was also filed against various UBS entities included the Company, UBSFSIPR and UBS Trust of PR, certain members of UBSFSIPR's senior management, and the co-manager of certain of the Funds seeking damages for investor losses in the Funds during the period from May 2008 through May 2014. Defendants have moved to dismiss that complaint.

In March 2015 a class action was filed in Puerto Rico state court against UBSFSIPR seeking equitable relief in the form of a stay of any effort by UBSFSIPR to collect on non-purpose loans it acquired from UBS BUSA in December 2013 based on plaintiffs' allegation that the loans are not valid.

In 2014 UBSFSIPR reached a settlement with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico ("OCFI") in connection with OCFI's examination of UBS's operations from January 2006 through September 2013.

In September 2015, the SEC and FINRA announced settlements with UBSFSIPR of their separate investigations stemming from the 2013 market events. The SEC settlement involves a charge against UBSFSIPR of failing to supervise the activities of a former financial advisor who had recommended the impermissible investment of non-purpose loan proceeds into the UBSFSIPR funds, in violation of firm policy and the customer loan agreements. In the FINRA settlement, UBSFSIPR is alleged to have failed to supervise certain customer accounts which were both more than 75% invested in UBSFSIPR funds and leveraged against those positions. We also understand that the Department of Justice is conducting a criminal inquiry into the impermissible reinvestment of non-purpose loan proceeds. UBS is cooperating with the authorities in this inquiry.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

12. Commitments and Contingencies (continued)

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (the "System") against over forty defendants, including UBSFSIPR and UBS Consulting Services of Puerto Rico (together, "UBSPR"), and other consultant and underwriters, trustees of the System, and the President and Board of the Government Development Bank of Puerto Rico. The plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of approximately $3,000,000 of bonds by the System in 2008 and sought damages of over $800,000. UBSPR is named in connection with its underwriting and consulting services. In 2013, the case was dismissed by the Puerto Rico Court of First Instance on the grounds that plaintiffs did not have standing to bring the claim. That dismissal was subsequently overturned by the Puerto Rico Court of Appeals. The defendants have renewed their motion to dismiss the complaint on grounds not addressed when the court issued its prior ruling.

Also, in 2013, an SEC Administrative Law Judge dismissed a case brought by the SEC against two UBS executives, finding no violations. The charges had stemmed from the SEC's investigation of UBS's sale of closed-end funds in 2008 and 2009, which UBS settled in 2012. Beginning in 2012 two federal class action complaints, which were subsequently consolidated, were filed against various UBS entities including the Company, UBSFSIPR, UBS Trust of PR, certain of the Funds, and certain members of UBSFSIPR senior management, seeking damages for investor losses in the Funds during the period from January 2008 through May 2012 based on allegations similar to those in the SEC action. A motion for class certification was denied without prejudice to the right to refile the motion after limited discovery, and that motion has since been refiled.

In June 2015 Puerto Rico's Governor stated that the Commonwealth was unable to meet its obligations and in January 2016, the Puerto Rico government defaulted on two debt instruments.

In addition, certain agencies and public corporations of the Commonwealth have held discussions with their creditors to restructure their outstanding debt, and certain agencies and public corporations of the Commonwealth have defaulted on certain of their interest payments that were due in August 2015 and January 2016. The United States Supreme Court has agreed to hear Puerto Rico's appeal of a US District Court's invalidation of the Puerto Rico Public Corporations Debt Enforcement and Recovery Act (the "Debt Enforcement and Recovery Act"), under which Puerto Rico's public corporations would be permitted to effect a mandatory restructuring of their respective debts with a special creditor vote that would be binding on all

(Amounts in Thousands of Dollars)

12. Commitments and Contingencies (continued)

applicable creditors, once approved by a court or, in the alternative, under a court-supervised bankruptcy type restructuring. The foregoing events, any further defaults by the Commonwealth or its agencies and public corporations on (or any debt restructurings proposed by them with respect to) their outstanding debt, a Supreme Court decision upholding the Debt Enforcement and Recovery Act (or sending it back to the District Court for further proceedings) and any further actions taken by Puerto Rico's public corporations under such Act, as well as any market reactions to any of the foregoing, may increase the number of claims against the Company concerning Puerto Rico securities as well as potential damages sought.

Guarantees

The Company is a member of various exchanges and clearinghouses that trade and clear securities and/or derivative contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange or the clearinghouse. While the rules governing different exchange or clearinghouse members vary, in general, the Company's guarantee obligations would arise only if the exchange or clearinghouse had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in its consolidated statement of financial condition for the agreements and believes that any potential requirement to make payments under these agreements is remote.

Other Commitments and Contingencies

At December 31, 2015 the Company is contingently liable under standby letters of credit issued by third party banks, totaling $85,670, which approximates fair value.

In meeting the financing needs of certain of its clients, the Company may also issue standby letters of credit, which are fully collateralized by customer margin securities. At December 31, 2015, the Company had outstanding $139,752 of such standby letters of credit.

In the normal course of business, the Company enters into when-issued transactions and underwriting commitments. Settlement of these transactions after December 31, 2015 did not have a material impact on the consolidated statement of financial condition, taken as a whole. There are no material underwriting commitments at December 31, 2015.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

13. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries at December 31, 2015:

	UBSFSI Per FOCUS (Unaudited)	Other Subsidiaries	Eliminations/ Other	UBSFSI Consolidated
Total assets	$ 15,442,433	$ 976,488	$ (540,660)	$ 15,878,261
Total stockholder's equity	$ 3,027,204	$ 77,370	$ (77,370)	$ 3,027,204

The Company prepares Part II of Form X-17A-5 using the flow-through method allowed pursuant to Appendix C of 17 CFR 240.15c3-1 ("the Net Capital Rule"). Accordingly, at December 31, 2015, the computation of net capital in accordance with the Net Capital Rule includes $269,427 of flow through capital of UBSFSIPR. See Note 14 Net Capital Requirements.

14. Net Capital Requirements

The Company is subject to the Net Capital Rule. The Company computes its net capital requirement under the alternative method. Under this method of computing capital requirements, minimum net capital shall not be less than 2% of combined aggregate debit items arising from client transactions, plus excess margin collected on resale agreements, as defined. A reduction of business is required if net capital is less than 4% of such aggregate debit items. Business may not be expanded if net capital is less than 5% of such aggregate debit items. The Company is also subject to the CFTC's minimum financial requirement set forth in Regulation 1.17 of the Commodity Exchange Act. The Company's net capital of $1,328,788 was 24.86% of its December 31, 2015 aggregate debit items and its net capital in excess of the minimum required was $1,221,902.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

15. Equity Participation and Other Compensation Plans

UBS operates several equity participation and other compensation plans to align the interests of executives, managers and staff with the interests of shareholders. UBS operates compensation plans on a mandatory, discretionary and voluntary basis.

Equity Ownership Plan ("EOP")

Selected employees receive a portion of their annual performance-related compensation above a certain threshold in the form of EOP shares, notional shares or performance shares (i.e., notional shares which are subject to performance conditions).

From February 2014 onwards, in general, only notional shares and UBS performance shares are granted. Since 2011 (for the performance year 2010), performance shares have been granted to EOP participants who are (i) Group Managing Directors, (ii) employees who by the nature of their role have been determined to materially set, commit or control significant amounts of the firm's resources or exert significant influence over its risk profile and (iii) employees whose total compensation exceeds a certain threshold. The performance shares granted in 2011 and 2012 will only vest if certain performance targets are met, i.e., if the participant's business division is profitable) in the financial year preceding the relevant vesting date. To determine if a business division is profitable in this context, adjustments to reported profitability may be made based on considerations relating to risk, quality and reliability of earnings. For performance shares granted in respect of the performance years 2012, 2013 and 2014, the performance conditions are based on the Group return on tangible equity and the divisional return on attributed equity (for Corporate Center participants, the return on attributed equity of the UBS Group AG. Awards issued outside the normal performance year cycle, such as replacement awards or sign-on awards, may be offered in deferred cash under the EOP plan rules.

Awards in UBS shares allow for voting and dividend rights during the vesting period, whereas notional and performance shares represent a promise to receive UBS shares at vesting and do not allow for voting rights during the vesting period. Notional and performance shares granted before February 2014 have no rights to dividends, whereas for awards granted since February 2014 employees are entitled to receive a dividend equivalent which may be paid in notional shares and / or cash, and which will vest on the same terms and conditions as the award. Awards granted in the form of UBS shares, notional shares and performance shares are settled by delivering UBS shares at vesting.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

15. Equity Participation and Other Compensation Plans (continued)

EOP awards granted before March 2013 generally vest in three equal increments over a three-year vesting period and awards granted since March 2013 generally vest in equal increments in years two and three. The awards are generally forfeitable upon, among other circumstances, voluntary termination of employment. Additionally, the Company offers EOP earned under Strategic Objective Awards when certain career or performance milestones are met by financial advisors.

For awards granted from February 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Deferred Contingent Capital Plan ("DCCP")

The DCCP awards vest in full five years from the grant date and are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of UBS Group AG falls below 7%, if the Swiss Financial Market Supervisory Authority determines that the DCCP awards need to be written down to prevent the insolvency, bankruptcy or failure of UBS, or if UBS has received a commitment of extraordinary support from the public sector that is necessary to prevent such insolvency, bankruptcy or failure. DCCP awards granted since the performance year 2013 are forfeited if the phase-in Basel III Common Equity Tier 1 Ratio of the Group falls below 10% for Group Executive Board members and 7% for all other employees. The awards are subject to standard forfeiture and harmful acts provisions including voluntary termination of employment.

For awards granted for the performance year 2015 (granted in 2016), employees are awarded notional additional tier 1 (AT1) instruments, which at the discretion of UBS can either be settled in the form of a cash payment or a perpetual, marketable AT1 instrument. Awards vest in full after five years, subject to there being no trigger event. For awards granted up to January 2015, interest on the awards is paid annually for performance years in which the firm generates an adjusted profit before tax. For awards granted in 2015 for the performance year 2014, discretionary interest may be paid annually on awards that vest after 5 years.

Equity Plus Plan

Equity Plus is a voluntary plan that provides eligible employees with the opportunity to purchase shares of UBS at market value and receive, at no additional cost, one free notional UBS share for every three shares purchased, up to a maximum annual limit. Share purchases may be made annually from the performance award and/or monthly through regular deductions from salary.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

15. Equity Participation and Other Compensation Plans (continued)

Shares purchased under Equity Plus are restricted from sale for a maximum of three years from the time of purchase. Equity Plus awards vest after up to three years. For awards granted from April 2014 onwards, employees are entitled to receive a dividend equivalent which may be paid in either notional shares and/or cash.

Prior to 2010, instead of notional shares participants received two UBS options for each share they purchased under this plan. The options had a strike price equal to the fair market value of a share of UBS on the grant date, a two-year vesting period and generally expired ten years from the grant date. The options are forfeitable in certain circumstances and are settled by delivering shares of UBS.

Financial Advisor Compensation

The Company operates compensation plans specific to its financial advisors which generally provide for cash payments and deferred awards that are formula driven and fluctuate in proportion to the level of the business activity.

The Company enters into compensatory arrangements with certain new financial advisors primarily as a recruitment incentive and to incentivize certain eligible active financial advisors to achieve specified revenue production and other performance thresholds. GrowthPlus is an incentive program for selected financial advisors whose revenue production and length of service exceeds defined thresholds from 2010 through 2017. Compensation arrangements were granted in 2010, 2011 and 2015 with potential arrangements to be granted in 2018. The awards vest ratably over seven years from grant with the exception of the 2018 arrangement which vests over five years.

In addition to these compensation arrangements, the Company may issue loans to certain new and active financial advisors. As of December 31, 2015, the Company has recorded $339,264 (net of an allowance of $27,276) related to these loans which is included in other assets in the consolidated statement of financial condition.

PartnerPlus Plan is a mandatory deferred cash compensation plan for certain eligible financial advisors. Awards (UBS company contributions) are based on a predefined formula during the performance year. Participants are also allowed to voluntarily contribute additional amounts otherwise payable during the year, up to a percentage of their pay which are vested upon contribution. Company contributions and voluntary contributions are credited with interest in

(Amounts in Thousands of Dollars)

15. Equity Participation and Other Compensation Plans (continued)

accordance with the terms of the plan. Rather than being credited with interest, a participant may elect to have voluntary contributions, along with vested company contributions, credited with notional earnings based on the performance of various mutual funds. Company contributions and interest on both company and voluntary contributions ratably vest in 20% increments six to ten years following grant date. Company contributions and interest/notional earnings on both company and voluntary contributions are forfeitable under certain circumstances.

16. Pension and Other Post-Employment Benefit Plans

Defined Benefit Pension Plan

Eligible employees of the Company were included in the non-contributory defined benefit pension plan of UBSFSI (the "Plan"), which was frozen in 1998.

In August 2015, the plan was amended to offer a permanent Lump sum benefit payment feature that allows certain fully vested participants the ability to elect a lump sum benefit payment or to begin receiving annuity payments prior to age 65. Participants can begin to elect this new form of payment in September, 2015.

The following table shows the changes in the projected benefit obligation and fair value of Plan assets during 2015, as well as the underfunded status of the Plan which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2015:

Change in benefit obligation:	
Benefit obligation at January 1, 2015:	$ 919,773
Service cost	519
Interest cost	36,691
Actuarial loss	20,752
Benefits paid	(55,918)
Plan changes	(21,186)
Projected benefit obligation at December 31, 2015	$ 900,631

(Amounts in Thousands of Dollars)

16. Pension and Other Post-Employment Benefit Plans (continued)

Change in plan assets:	
Fair value of plan assets at January 1, 2015:	$ 657,052
Return on assets	46,587
Plan asset loss	(61,062)
Company contributions	50,080
Benefits paid	(55,918)
Fair value of plan assets at December 31, 2015	636,739
December 31, 2015 status: underfunded	$ 263,892

The measurement date was December 31, 2015. The accumulated benefit obligation was $899,394 for the year ended December 31, 2015.

For 2015, the benefit obligation and benefit cost for the Plan was determined using the following rates:

	Benefit Obligation	Benefit Cost
Discount rate *	4.41%	4.10% / 4.15%
Average rate of compensation increase	3.25%	3.25%

* A settlement discount rate of 4.15% was used for the August 7, 2015 re-measurement.

The weighted average of the expected returns for each asset class used in determining the expected long-term rate of return on Plan assets was 7.30% for 2015.

Investment Policies and Strategies

The equity allocation includes U.S. equities of large, medium and small capitalization companies, international equity and alternative investments. The fixed income allocation includes U.S. long-term

(Amounts in Thousands of Dollars)

16. Pension and Other Post-Employment Benefit Plans (continued)

fixed income and opportunistic investments in high yield and international fixed income. The Plan's long-term asset allocation target is 60% equity securities, 40% debt securities.

Basis Used to Determine the Expected Long-Term Return on Plan Assets Assumption

A weighted average of the expected returns for each asset class was used in determining the expected long-term rate of return on Plan assets. The expected returns are based on a capital markets model developed by the Plan's investment consultant.

Contributions

The Company contributed $50,080 to the Plan during 2015. The future contributions to the Plan will be evaluated on a quarterly basis by the Company.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	**Defined Benefit Payments**
2016	$ 54,998
2017	55,708
2018	56,282
2019	56,374
2020	57,452
Years 2021 – 2025	293,821

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

16. Pension and Other Post-Employment Benefit Plans (continued)

Fair Value Measurement of Plan Assets

At December 31, 2015, the fair value of investments held by the Plan are as follows:

	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total	Weighted Average Total Asset Allocation
Common stock	$ 235,862	$ –	$ –	$ 235,862	37.00%
Mutual/collective funds	130,242	79,478	–	209,720	32.90
Short-term investments	–	37,151	–	37,151	5.82
Government securities	–	27,593	–	27,593	4.33
Corporate debt securities	–	127,069	–	127,069	19.93
Venture capital and partnerships	–	–	124	124	0.02
	$ 366,104	$ 271,291	$ 124	$ 637,519	100.00%
Accrued income expense				1,460	
Pending purchases and sales				(2,240)	
Total net investments, at fair value				$ 636,739	

In the year ended December 31, 2015 there were no direct investments in UBS stock or debt included in the assets held by the Plan.

The following are the major categories of Plan assets and a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015.

Common stock: Equity securities are primarily traded on public stock exchanges where quoted prices are readily and regularly available.

Mutual/collective funds and short-term investments: Funds are generally valued using quoted market prices or other observable inputs if not traded in an active market. In some instances significant inputs are not based on observable market data.

16. Pension and Other Post-Employment Benefit Plans (continued)

Government securities: U.S. Government securities are generally actively traded and are valued using quoted market prices. Where market prices are not available, these securities are valued against yield curves implied from similar issuances.

Corporate debt obligations: Corporate bonds are priced at fair market value, which are based on recent trades or broker and dealer quotes. In cases where no directly comparable price is available, the bonds are tested against yields derived from other securities by the same issuer or benchmarked against similar securities adjusting for seniority, maturity and liquidity. For illiquid securities, credit modeling may be used, which considers the features of the security and discounted cash flows using observable or implied credit spreads and prevailing interest rates.

Venture capital and partnerships: Venture capital and partnerships are investments valued at fair value using methods determined in good faith by General Partners of the funds. The valuation of non-public investments requires significant judgment by the General Partners. Various factors are reviewed and monitored to determine fair value of investments, including current operating performance and future expectations of the particular investment, discounted cash flow analysis, valuations of comparable public companies, comparable acquisition values and changes in market outlook and the third-party finance environment over time. When observable prices are not available for these securities, the General Partners use one or more valuation techniques (e.g., the market approach and/or income approach) for which sufficient and reliable data is available. The use of market approach generally consists of using comparable market transactions or other data, while the income approach generally consists of the net present value of estimated future cash flows, adjusted as appropriate for liquidity, credit, market and other risk factors.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

UBS Financial Services Inc.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

16. Pension and Other Post-Employment Benefit Plans (continued)

Post-Retirement Medical and Life Plans

The following table shows the changes in the benefit obligation of the plan during 2015, which is included in accrued compensation and benefits on the Company's consolidated statement of financial condition at December 31, 2015:

Change in benefit obligation:		
Benefit obligation at January 1, 2015:	$	3,184
Interest cost		83
Actuarial gain		(470)
Benefits paid		(1,849)
Accumulated benefit obligation at December 31, 2015	$	948

The Company does not currently fund this plan; benefits are paid as incurred. No assets have been segregated and restricted to provide for plan benefits.

In 2014, changes were announced to eliminate the life insurance coverage effective January 31, 2015. This plan amendment reduced the defined benefit obligation by $5,821 in 2014.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid:

Year	Post-Retirement Medical/Life Benefit Payments	
2016	$	410
2017		236
2018		46
2019		47
2020		34
Years 2021 – 2025		145

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

16. Pension and Other Post-Employment Benefit Plans (continued)

The assumed health care cost trend rate used in determining post-retirement benefit expense is assumed to be 6.75% for 2016 and to decrease to an ultimate trend rate of 5% by 2023. A one percentage point change in the assumed health care cost trend rates would change the US post-retirement benefit obligation and the service and interest cost components of the net periodic post-retirement benefit costs as follows:

	1% Increase	1% Decrease
Effect on total service and interest cost	$ 3	$ (2)
Effect on postretirement benefit obligation	$ 30	$ (27)

Other Benefit Plans

Employees of the Company are eligible to participate in the UBSFSI 401(k) Plus Plan, which includes an employee savings investment plan and a defined retirement contribution plan. UBSFSI also provides certain life insurance and health care benefits to employees of the Company.

17. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

In accordance with ASC 740, if it is more likely than not that the ultimate realization of deferred tax assets is not going to be recognized, a valuation allowance should be recorded. In assessing the recoverability of the deferred tax assets, the Company considered all available positive and negative evidence, including history of earnings, possible tax planning strategies and future taxable income, supported through detailed projections.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

17. Income Taxes (continued)

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will be realized for federal, state, and local deferred tax assets, and accordingly, no valuation allowance was recorded against these assets.

After consideration of all relevant evidence, the Company believes that it is more likely than not that a benefit will not be realized for certain foreign deferred tax assets and accordingly, a valuation allowance of $281,297 has been recorded.

The components of the Company's deferred tax assets and liabilities as of December 31, 2015 were as follows:

Deferred tax assets:	
Employee benefits	$ 1,001,748
Accelerated income and deferred deductions	303,513
Net operating loss carryforwards	283,377
Book over tax depreciation	126,679
Valuation of trading assets and investments	3,596
	1,718,913
Valuation allowance	(281,297)
Total deferred tax assets	1,437,616
Deferred tax liabilities:	
Accelerated deductions and deferred income	273,490
Valuation of trading liabilities and investments	6,403
Total deferred tax liabilities	279,893
Net deferred tax assets	$1,157,723

(Amounts in Thousands of Dollars)

17. Income Taxes (continued)

At December 31, 2015 the Company has federal net operating loss carryforwards of $722,265 that will begin to expire in 2029, state and local net operating loss carryforwards of $776,317 that will begin to expire in 2019 and foreign net operating loss carryforwards of $276,524 that will begin to expire in 2024. The state and local net operating loss carryforwards are primarily related to California, New Jersey and New York. The Company has foreign tax credit carryforwards of $13,931 that will begin to expire in 2019.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Total
Total amounts of unrecognized tax benefits as of January 1, 2015	$ 3,529
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during a prior period	–
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during a prior period	(1,378)
Gross amounts of the increases in unrecognized tax benefits as a result of tax positions taken during the current period	892
Gross amounts of the decreases in unrecognized tax benefits as a result of tax positions taken during the current period	–
The amounts of decreases in the unrecognized tax benefits relating to settlements with taxing authorities	–
Reductions to the unrecognized tax benefits as a result of a lapse of the applicable statute of limitations	–
Total amounts of unrecognized tax benefits as of December 31, 2015	$ 3,043

The Company is included in the consolidated federal income tax return and certain combined state and local income tax returns of UBS Americas. The Company also files stand-alone returns in various state and local jurisdictions. During 2015, the Company finalized the Internal Revenue Service ("IRS") examination for the tax years 2005 through 2011. As of December 31, 2015, the consolidated group, of which the Company is a member, is under examination by the IRS for tax years 2012 through 2014. There are various state and local jurisdictions currently under audit for tax years 2002 through 2013 and tax year 2014 is open for examination. UBSFSIPR files income tax returns with the Commonwealth of Puerto Rico, for which tax years 2011 through 2014 are subject to examination.

Notes to Consolidated Statement of Financial Condition (continued)

December 31, 2015
(Amounts in Thousands of Dollars)

18. Subsequent Events

The Company has evaluated its subsequent event disclosure through March 10, 2016, the date that the Company's consolidated statement of financial condition are available to be issued, and has determined that there are no events, other than those described above, that would have a material impact on the consolidated financial statements.